Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

Six Months Ended June 30, 2017
Earnings
Loss from continuing operations before provision for income taxes	$(307)
Income from equity investees	(8)
Distributed income from equity investees	7
Interest and amortization of deferred finance costs	468
Amortization of capitalized interest	5
Implicit rental interest expense	53

Total Earnings	$218

Fixed Charges
Interest and amortization of deferred finance costs	$468
Capitalized interest	5
Implicit rental interest expense	53

Total Fixed Charges	$526

Ratio of Earnings to Fixed Charges	*

* For the six months ended June 30, 2017, earnings were insufficient to cover fixed charges by approximately $308 million.